CUSIP No. 456925 10 6                 13D                     Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Infowave Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456925 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jim Rausch
                        Suite 200, 4664 Lougheed Highway
                        Burnaby, British Columbia V5C 5T5
                                     Canada
                                 (604) 473-3600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2001
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             (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e)(f) or (g), check the following box |_|.






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CUSIP No. 456925 10 6                 13D                     Page 2 of 6 Pages



--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Thomas Koll
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              4,354,205
                      ----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
     BENEFICIALLY            0
                      ----------------------------------------------------------
      OWNED BY          9    SOLE DISPOSITIVE POWER
        EACH                 4,354,205
                      ----------------------------------------------------------
      REPORTING        10    SHARED DISPOSITIVE POWER
     PERSON WITH             0
                      ----------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,354,205
--------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.97%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

CUSIP No. 456925 10 6                 13D                     Page 3 of 6 Pages

Item 1.  Security and Issuer.

     This statement relates to Common Shares, without par value per share, of Infowave Software, Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer"), whose principal executive offices are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia V5C 5T5 Canada.

Item 2.  Identity and Background.

     (a)  Thomas Koll
     (b)  3535 Factoria Blvd. SE, Suite 500, Bellevue, WA 98006
     (c)  President and Chief Executive  Officer;  See business  address in Item
          (2)(b) above.
     (d) Mr. Koll has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Koll has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Germany

Item 3.  Source and Amount of Funds or Other Consideration.

     The information contained in Exhibit 1 hereto is hereby incorporated in answer to this Item 4. Pursuant to the Loan Agreement between Mr. Koll and the Issuer dated as of July 24, 2001 (the "Loan Agreement"), Mr. Koll agreed to make available to the Issuer a credit line of up to $5,000,000 (the "Credit Line") from his personal funds from which the Issuer may draw down at any time. As partial consideration for the Credit Line, the Issuer agreed to issue to Mr. Koll a warrant to purchase up to 3,510,455 Common Shares at a price per share of Cdn.$1.10 that will expire on July 24, 2004 (the "Credit Line Warrant"). The issuance of the Credit Line Warrant by the Issuer was subject to shareholder approval of such transaction. Shareholder approval was obtained on September 26, 2001.

Item 4.  Purpose of Transaction.

     The information contained in Exhibit 1 hereto is hereby incorporated in answer to this Item 4. Mr. Koll established the Credit Line to strengthen the Issuer's financial position and to provide the Issuer with an opportunity to consider additional funding alternatives on terms most advantageous to the Issuer and its shareholders. See Item (3) above.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Koll is the beneficial owner of 4,354,205 Common Shares of the Issuer, which consists of (i) 3,510,455 Common Shares issuable upon exercise of the Credit Line Warrant, (ii) 200,000 Common Shares that Mr. Koll has an option to purchase from Jim McIntosh at a price per share of Cdn$6.10 that will expire on January 3, 2004 and (iii) 343,750 Common Shares issuable pursuant to stock options under the Issuer's Stock Option Plan that are exercisable within 60 days of October 26, 2001. Pursuant to the employment agreement dated December 14, 2000 between the Issuer and Mr. Koll (the "Employment Agreement"), Mr. Koll was granted an option to purchase up to 500,000 Common Shares of the Issuer upon accepting employment with the Issuer. Such option is exercisable according to the following vesting schedule: (i) one quarter of the Common Shares subject to the option vest six months from the date of the initial grant of the option and (ii) 1/12th of the remaining Common Shares subject to the option vest each three month period thereafter such that the option will be fully vested 3 1/2 years from the date of the initial grant of the option. Pursuant to the Employment Agreement, Mr. Koll was granted an additional option to purchase 500,000 Common Shares on February 22, 2001 after the Issuer completed a financing in which it raised gross proceeds of at least Cdn.$20 million that resulted in the issuance of at least


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CUSIP No. 456925 10 6                 13D                     Page 4 of 6 Pages



          2,500,000 Common Shares. Such option is exercisable according to the following vesting schedule: (i) one quarter of the Common Shares subject to the option vest six months from the date of the initial grant of the option and (ii) 1/12th of the remaining Common Shares subject to the option vest each three month period thereafter such that the option will be fully vested 3 1/2 years from the date of the initial grant of the option. On October 4, 2001, Mr. Koll was granted an option to purchase 400,000 Common Shares of the Issuer. Such option is exercisable only after the completion of a private placement that results in $5,000,000 in gross proceeds to the Issuer with 1/12th of the Common Shares subject to the option vesting each three month period from the date of the initial grant of the option. Pursuant to the Loan Agreement, in the event the Issuer completes an equity financing of a minimum of $4,000,000 on or before January 24, 2002 (the "Equity Financing"), Mr. Koll has agreed to subscribe for $1,000,000 of securities as part of the Equity Financing. Mr. Koll beneficially owns 15.97% of the Issuer's Common Shares.

     (b)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote of 4,354,205 Common Shares, which consists of (A) 3,510,455 Common Shares issuable upon exercise of the Credit Line Warrant, (B) 200,000 Common Shares that Mr. Koll has an option to purchase from Jim McIntosh at a price per share of Cdn$6.10 that will expire on January 3, 2004 and (C) 343,750 Common Shares issuable pursuant to stock options under the Issuer's Stock Option Plan.

          (ii) Shared power to vote or to direct the vote of 0 Common Shares.

          (iii) Sole power to dispose or to direct the disposition of 4,354,205 Common Shares, which consists of (A) 3,510,455 Common Shares issuable upon exercise of the Credit Line Warrant, (B) 200,000 Common Shares that Mr. Koll has an option to purchase from Jim McIntosh at a price per share of Cdn$6.10 that will expire on January 3, 2004 and (C) 343,750 Common Shares issuable pursuant to stock options under the Issuer's Stock Option Plan.

          (iv) Shared power to dispose or to direct the disposition of 0 Common Shares.

     (c) In addition to Mr. Koll's beneficial ownership of Common Shares related to the issuance of the Credit Line Warrant, Mr. Koll purchased Common Shares of the Issuer on The Toronto Stock Exchange on the dates and in the amounts set forth below during the sixty (60) days preceding the date of this Amendment No.1 to Schedule 13D:

               Date                      Amount            Price Per Share
               ----                      ------            ---------------
               September 10, 2001        60,000            Cdn.$0.40
               September 17, 2001        20,000            Cdn.$0.50
               September 20, 2001        20,000            Cdn.$0.43


     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Loan Agreement dated as of July 24, 2001

     Security Agreement dated as of July 24, 2001

     Intellectual Property Security Agreement dated as of July 24, 2001

     Employment Agreement dated December 14, 2000


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CUSIP No. 456925 10 6                 13D                     Page 5 of 6 Pages



     Warrant Certificate dated July 24, 2001

Item 7.  Material to be Filed as Exhibits.

     1.   Loan Agreement dated as of July 24, 2001.

     2.   Security Agreement dated as of July 24, 2001.

     3.   Intellectual Property Security Agreement dated as of July 24, 2001.

     4.   Employment Agreement dated December 14, 2000.*

     5.   Warrant Certificate dated July 24, 2001.
-----------------

     * Incorporated by reference from Exhibit 4 to the Schedule 13D filed by Mr. Koll on October 10, 2001 with the Securities and Exchange Commission.




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CUSIP No. 456925 10 6                 13D                     Page 6 of 6 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE: October 26, 2001


                                      /s/ Thomas Koll
                                      ------------------------------------------
                                      Thomas Koll